FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending January 02, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 02, 2003                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                                                         Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


20 December 2002            The  Administrators  of the SmithKline  Beecham
                            Employee Benefit  Trust ("the  Trust")  notified
                            the Company on 24 December  2002  that  34,926
                            Ordinary shares  had  been transferred   from  the
                            Trust  to participants  of  the SmithKline Beecham
                            1991 Share Option Plan.



The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and John Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

24 December 2002

                              Directors' Interests


I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned directors:


Sir Christopher Hogg acquired a beneficial interest in 31 Ordinary Shares purchased under a Personal Equity Plan on 23 December 2002 at (pound)11.41.

Mr J D Coombe acquired a         beneficial  interest in 9 Ordinary  Shares
purchased  under a Personal Equity Plan on 23 December
2002 at(pound)11.41.

Mrs G A Coombe (wife of Mr J D Coombe) acquired a beneficial interest in 7 Ordinary Shares purchased under a Personal Equity Plan on 23 December 2002 at (pound)11.41.

Sir Peter Job acquired a beneficial interest in 2 Ordinary Shares purchased under a Personal Equity Plan on 23 December 2002 at (pound)11.41.


The Directors and the Company were advised of these transactions on 30 December 2002.



S M Bicknell
Company Secretary

2 January 2003

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


30 December 2002            Abacus (GSK)  Trustees  Limited,  as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), sold 3,590 Ordinary Shares in the Company at a price of(pound)11.4612 per Ordinary Share.


The Company was advised of this transaction on 31 December 2002.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

2 January 2003

                                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

26 December 2002                   The  Administrators  of  the  GlaxoSmithKline
                                   US  Retirement Savings Plan ("the Plan")
                                   notified GlaxoSmithKline plc on 27
                                   December 2002, that as a result of
                                   movement in the fund on the 26 December
                                   2002, the number of Ordinary Share ADRs held
                                   by the fund had  increased  from  18,284,894
                                   to 18,343,751 at an average price of $36.60.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Mr J D Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

2 January 2003

                              Directors' Interests

I give below details of changes in the directors' interests in the Ordinary Shares and ADS Shares of GlaxoSmithKline plc.

On 31 December 2002, the following non-executive Directors were provisionally allocated the following awards over Ordinary Shares and American Depository Shares (ADSs) in the Company under the automatic share allocation arrangements for non-executive Directors for the period of service from 1 October to the 31 December 2002, as listed below.

Non Executive Director               Ordinary Shares        American Depository
                                                                Shares (ADS)
Sir Christopher Hogg                      1,500
Sir Roger Hurn                             750
Paul Allaire                                                        125
Dr Michele Barzach                         250
Sir Peter Job                              250
John McArthur                                                       125
Donald McHenry                                                      125
Sir Ian Prosser                            250
Dr Ronaldo Schmitz                         250
Dr Lucy Shapiro                                                     125


At the same time the following non-executive Directors were provisionally allocated the following awards over Ordinary Shares and ADSs in the Company under the share election element of the share allocation arrangements for non-executive Directors for the period of service from 1 October to the 31 December 2002, as listed below.


Non Executive Director               Ordinary Shares

Sir Christopher Hogg                     3,252.39
Sir Roger Hurn                            867.30
Sir Peter Job                             975.72
Sir Ian Prosser                           487.86
Dr Ronaldo Schmitz                        477.02

The Company and the directors were informed of these allocations on 2 January 2003.

S M Bicknell
Company Secretary
2 January 2003

                              Directors' Interests

I give below details of changes in the directors' interests in the Ordinary Shares and ADS Shares of GlaxoSmithKline plc.

On 31 December 2002, the following Non-Executive Directors were provisionally allocated the following awards over Ordinary Shares and American Depository Shares (ADS's) in the Company through the Annual Re-investment of Dividends paid throughout 2002, as listed below:

SmithKline Beecham Non-Executive Directors Retainer Fee and Share Allocation Award - Annual Dividend Reinvestment

Non-Executive Director    No. of     Average Price  No. of ADS's   Average Price
                          Ordinary
                          Shares     ((pound))                        ($)
Sir Christopher Hogg      31.485      11.53
Mr P Allaire                                         14.437           36.73
Mr D McHenry                                         14.437           36.73
Sir Ian Prosser           31.485      11.53
Dr Lucy Shapiro           51.167      11.53          14.437           36.73


GlaxoSmithKline Non-Executive Directors Automatic Share Award and Elected Share Award - Annual Dividend Reinvestment

Non-Executive Director    No. of      Average Price  No. of ADS's  Average Price
                          Ordinary    ((pound))                       ($)
                          Shares
Sir Christopher Hogg      37.830      11.53
Sir Roger Hurn            178.893     11.53
Mr P Allaire                                         17.459           36.73
Dr Michele Barzach        37.830      11.53
Sir Peter Job             111.409     11.53
Mr J McArthur                                        31.871           36.73
Mr D McHenry                                         17.459           36.73
Sir Ian Prosser           74.619      11.53
Dr Ronaldo Schmitz        73.239      11.53
Dr Lucy Shapiro                                      17.459           36.73

The Company was notified of this information on 2nd January 2003.

S M Bicknell
Company Secretary
2nd January 2003